SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   ----------
                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For September 6, 2001



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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 (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



          Form 20-F     X                Form 40-F
                       ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


          Yes                            No           X
                       ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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Suizhong 36-1 (Phase II-2) Begin Production

(Beijing, September 6, 2001)--CNOOC Limited (SEHK: 883; NYSE: CEO) (the "Company") announced that one of the three production platforms of Suizhong 36-1 (Phase II-2) started initial production. As planned, the production volume of Platform C will be gradually brought to about 9,000 barrels a day.

"The start-up of Suizhong 36-1 (Phase II-2) was a result of the Company's concerted efforts to meet development schedule," commented Mr. Zhou Shouwei, Executive Vice President of the Company. Mr. Zhou further commented, "It is one more piece of evidence that the Company's development program is well on track."

Platform C was the fourth brought to production in the Suizhong 36-1 (Phase
II) project. Platforms D, E and F started production at the end of last year. Suizhong 36-1 (Phase II-2) includes the construction of the last three platforms. The remaining two platforms, G and H, in Suizhong 36-1 (Phase II-2) are scheduled to be brought into production at year end.

Suizhong 36-1, situated in the southern part of Liaodong Bay of Bohai, was discovered by the Company independently and is 100% owned and operated by the Company. Suizhong 36-1 holds the Company's largest proved reserves and has been developed in two phases. Suizhong 36-1 (Phase II) consists of one central processing platform, six wellhead platforms, one 70-kilometer oil pipeline to onshore, twelve subsea pipelines that run between platforms, five subsea electric cables and one onshore terminal. It is expected to bring 69,000 barrels per day incremental production at peak once all the remaining production platforms are completed.

************

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.



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CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                              CNOOC Limited


                                              By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                   Name: Cao Yunshi
                                                   Title:  Company Secretary

Dated: September 6, 2001